Exhibit 99.1

ABN 82 010 975 612

Progen Presents Preclinical Data for Second-Generation Anti-Tumor
Compounds at AACR-NCI-EORTC International Conference

Brisbane, Australia. October 23 2007: Progen Pharmaceuticals Limited (ASX:PGL; NASDAQ:PGLA) today announced preclinical study results evaluating the anti-angiogenic and anti-tumor activity of the Company’s new family of heparan sulfate mimetic compounds, known as the PG500 series.

Dr. Keith Dredge, Progen’s Preclinical Development Manager, is presenting the data in a poster entitled, “Heparan Sulfate Mimetics-Potent Angiogenesis Inhibitors for Cancer Therapeutics” at the 2007 AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics, in San Francisco(1).

These studies evaluated the compounds’ ability to inhibit new blood vessel formation in several in vitro models of angiogenesis. The investigators reported that multiple PG500 compounds, decreased or prevented human endothelial cell (HUVEC) proliferative responses to growth factors including fibroblast growth factors 1 and 2 (FGF-1, FGF-2) and to vascular endothelial cell growth factor  (VEGF). Blocking these interactions inhibits the angiogenesis and metastasis processes critical in tumor growth and progression.

These compounds also prevented new blood vessel formation as determined in the rat aortic assay. In animal models of melanoma (B16F1 syngeneic mouse model) and human colorectal cancer (HT29 xenograft model), the heparan sulfate mimetic (HSM) compounds inhibited tumor progression. Progen has recently filed a second provisional patent application to cover these newer, more potent compounds presented at this conference.

Mr. Justus Homburg, Progen’s CEO, commented: “Clinical progress with our lead clinical candidate, PI-88, validates the principle of using HSMs as potent anti-cancer drugs. As we move forward in the clinic with this drug candidate, we continue to develop novel HSMs with properties that may extend and enhance their therapeutic applications.

“The data presented today support the continued development of selected PG500 compounds and the program is on track to file an investigational new drug (IND) application by end 2008.”

Progen’s Drug Discovery Group is comprised of a multi-disciplinary team with expertise in medicinal chemistry, molecular and cell biology, analytical biochemistry, and molecular modeling.  At the core of their research is an understanding of the role of carbohydrate/protein interactions that are implicated in the initiation and development of cancer.

(1) Each year, the American Association for Cancer Research (AACR), jointly with the National Cancer Institute (NCI) and the European Organisation for Research and Treatment of Cancer (EORTC), brings together scientists and other professionals from around the world seeking to share the latest information in this field, otherwise known as molecular targets of cancer.

About PG500 Compounds

PG500 compounds comprise a group of proprietary small molecule HSMs. Heparan sulfate proteoglycans play important roles in the normal physiology of cells, functioning to bind growth factors, extracellular matrix molecules and enzymes to specific sites on their sugar chains. HSMs act by blocking these interactions, thereby inhibiting processes such as angiogenesis and metastasis critical to tumor development and progression.

About Progen:  Progen Pharmaceuticals Limited is an Australia-based globally focused biotechnology company committed to the discovery, development and commercialization of small molecule therapeutics primarily for the treatment of cancer.

Progen Information: Justus Homburg Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: justush@progen-pharma.com	Noreen Dillane Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: noreend@progen-pharma.com

Media and Investor Relations Australia: Rebecca Wilson Buchan Consulting T: +61 2 9237 2800 E: rwilson@bcg.com.au	Phillipa Harris Buchan Consulting T: +61 417 382 391 E: pharris@bcg.com.au

Media Relations USA: Robert D. Stanislaro Financial Dynamics T:212-850-5657 E: robert.stanislaro@fd.com	Investor Relations USA: Evan Smith Financial Dynamics T: 212-850-5606 E: evan.smith@fd.com

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.